FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - PRE-CLOSE TRADING UPDATE

Following the statement given this morning by Sir John Bond, Group Chairman, HSBC Holdings plc (HSBC), at the Annual General Meeting, HSBC will be conducting a trading update with analysts and fund managers on 2 June 2004 ahead of its close period for the half-year ending 30 June 2004. The meeting will take place by conference call from 10:00 am until 11:00 am local time in London.

HSBC’s results for the half-year ending 30 June 2004 will be announced on Monday, 2 August 2004.

Conference call details

The conference call is being hosted by Douglas Flint, Group Finance Director, and will be accessible by dialling:

UK:	+44 (0)20 8515 2305
US:	+1 416 640 4127
Hong Kong:	+852 3009 3050

A recording of the conference call will be available for seven days on HSBC’s website by following this link http://www.hsbc.com/precloseupdate from shortly after the event.

Notes to editors:

1.     Forward-looking statements
This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world’s largest banking and financial services organisations. HSBC is marketed worldwide as ‘the world’s local bank’.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 28, 2004